SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 03/16

Aneel accepts the renegotiation of Copel GeT’s hydraulic risk

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that the Brazilian Electricity Regulatory Agency – Aneel, through Dispatch No. 84/16 and 43/16, approved the requirement to adhere to the renegotiation of Copel Geração e Transmissão S.A’s hydraulic risk for HPP Foz Do Areia (100% Copel GeT) and Mauá (51% Copel GeT and 49% Eletrosul), and of Elétricas do Rio Jordão S.A. – Elejor (70% Copel and 30% Paineiras Participações S.A.), referring to the projects HPP Santa Clara and HPP Fundão.

The renegotiation terms include the adherence of Copel GeT (324.1 average MW) and Elejor (134.3 average MW) to the SP100 product in the regulated environment, through which the generator transfers its entire hydrologic risk inherent to the Regulated Agreements related to said plants, considering a risk premium counterparty of R$ 9.50/MWh together with the assignment of rights and obligations to Centralized Account for Tariff Flag Funds – CCRBT, effective from January 1, 2015.

HPP Mauá’s 2015 results will be fully refunded through the postponement of the premium payment, while for HPP Foz do Areia, Santa Clara and Fundão the remaining term of sale contract is below the time needed for the refund through postponement of payment the prize, resulting in an extension of the grant to pay off the balance with the option to recontract the energy sold in the Regulated Contracting Environment (ACR), as follows:

Plants	Amount eligible for renegotiation (average MW)	Product	Premium (R$/MWh)	Refund 2015 (R$/MWh)	Postponement of the Premium payment	Extension grant in days¹
HPP Mauá²	97.4	SP100	9.50	33.55	4 years and 6 months	-
HPP Foz do Areia	226.7	SP100			1 year	117
Elejor HPP Santa Clara HPP Fundão	134.3	SP100			4 years and 6 months	216
¹ The granting of extension of term considers the energy of recontracting in ACR and the full amount of the physical guarantee in the center of gravity. In the grant of the extension period will be taken in the risk premium of R$ 9.50 / MWh, duly adjusted.
² Proportional to the participation of Copel GeT in the project. The assignment of rights and obligations associated with the hydrological risk to CCRBT occur between Jan.2016 and Dec.2040 (end of CCEAR).
³ The assignment of rights and obligations associated with the hydrological risk to CCRBT occur in the year 2016 and the postponement period of the grant.
[4] The assignment of rights and obligations associated with the hydrological risk to CCRBT occur between Jan.2016 and Apr.2019, and the postponement period of the grant.

Notice to the Market – IR 03/16

According to the Normative Resolution No. 684/2015, the generator has until January 25, 2016 to sign the renegotiation terms, with cancellation of legal proceedings.

The Company will keep the market informed of further developments regarding this matter.

Curitiba, January 18, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.